Exhibit 99.1

SCHEDULE I

**INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS
OF TD**

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

Ayman Antoun (Canadian and Egyptian Citizen)	Corporate Director, and former President, IBM Americas 1024 Valley Crest Circle Oakville, Ontario L6H 6W8
Cherie L. Brant (Canadian Citizen)	Partner, Borden Ladner Gervais LLP 22 Adelaide Street West, Suite 3400 Toronto, Ontario M5H 4E3
Amy W. Brinkley (U.S. Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211
Raymond Chun (Canadian Citizen)	Group President and Chief Executive Officer, The Toronto-Dominion Bank P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2
Brian C. Ferguson (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Cenovus Energy Inc. 600 Princeton Way SW #505 Calgary, Alberta T2P 5N4
Colleen A. Goggins (U.S. Citizen)	Corporate Director, and retired Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540
Alan N. MacGibbon (Canadian Citizen)	Board Chair, The Toronto-Dominion Bank, and retired Managing Partner and Chief Executive, Deloitte LLP (Canada) P. O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2
John B. MacIntyre (Canadian Citizen)	Partner Emeritus, Birch Hill Equity Partners 81 Bay Street, Suite 4510 PO Box 45 Toronto, Ontario M5J 0E7

Karen E. Maidment (Canadian Citizen)	Corporate Director, and former Chief Financial and Administrative Officer, BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5
Keith G. Martell (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, First Nations Bank of Canada #10 Eagle Ridge Road Eagle Ridge, Saskatchewan S7K 2L6
Claude Mongeau (Canadian Citizen)	Corporate Director, and former President and Chief Executive Officer, Canadian National Railway Company 1420 Blvd Mont-Royal, Unit 454 Outremont, Quebec H2V 4P3
S. Jane Rowe (Canadian Citizen)	Corporate Director, and former Vice Chair, Investments, Ontario Teachers' Pension Plan Board 272 Bain Avenue Toronto, Ontario M4K 1G3
Nancy G. Tower (Canadian Citizen)	Corporate Director, and former President & Chief Executive Officer, Tampa Electric Company 1550 Dresden Row, Unit 1605 Halifax, Nova Scotia B3J 4A2
Ajay K. Virmani (Canadian Citizen)	Executive Chairman, Cargojet Inc. 2281 North Sheridan Way Mississauga, Ontario L5K 2S3
Mary A. Winston (U.S. Citizen)	Corporate Director, and former public-company Chief Financial Officer, WinsCo Enterprises Inc. 7804 Fairview Rd., Unit #325 Charlotte, North Carolina 28226

EXECUTIVE OFFICERS

Ajai Bambawale (Canadian Citizen)	Group Head and Chief Risk Officer, TD Bank Group
Raymond Chun (Canadian Citizen)	Group President and Chief Executive Officer , TD Bank Group
Paul Clark (Canadian Citizen)	Senior Executive Vice President, Wealth Management, TD Bank Group
Barbara Hooper (Canadian Citizen)	Group Head, Canadian Business Banking, TD Bank Group
Melanie Burns (Canadian Citizen)	Executive Vice President and Chief Human Resources Officer, TD Bank Group
Jane A. Langford (Canadian Citizen)	Executive Vice President and General Counsel, TD Bank Group

Christine Morris (Canadian Citizen)	Senior Executive Vice President, Transformation, Enablement and Customer Experience, TD Bank Group
Sona Mehta (Canadian Citizen)	Group Head, Canadian Personal Banking, TD Bank Group
Michelle Myers (Canadian Citizen)	Global Chief Auditor, TD Bank Group
Leovigildo Salom (U.S. Citizen)	Group Head, U.S. Retail, TD Bank Group, and President and CEO, TD Bank, America's Most Convenient Bank®
Vlad Shpilsky (U.S. Citizen)	Head of Platforms and Technology and Chief Information Officer, TD Bank Group
Kelvin Vi Luan Tran (Canadian Citizen)	Group Head and Chief Financial Officer, TD Bank Group
Tim Wiggan (Canadian and British Citizen)	President and CEO, TD Securities Group Head, Wholesale Banking, TD Bank Group